MEMORANDUM
October 16, 2006
     This Memorandum, together with Amendment No. 2 to the Preliminary Proxy Statement (Commission File No. 0-50300) (the “Preliminary Proxy Statement”) filed by Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh”), sets forth the responses of Wheeling-Pittsburgh to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated October 13, 2006 with respect to the Preliminary Proxy Statement.
     In connection with its response to the Staff’s comments, Wheeling-Pittsburgh acknowledges that:
•	Wheeling-Pittsburgh is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Wheeling-Pittsburgh may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
COMMENT NO. 1:
     What consideration was given to whether Rule 14a-9 would require you to address the circumstances of the contest? In this regard, we note that Esmark has proposed an acquisition of the company which its nominees will support if elected to the board. We further note that a shareholder has indicated in a Schedule 13D filing that it would support a rights offering as an alternative to the two acquisition proposals. Why is this background information not material to a shareholder’s voting decision?
RESPONSE:
     We have added disclosure on pages 1 and 2 of Amendment No. 2 to the Preliminary Proxy Statement regarding the circumstances of the contest.
COMMENT NO. 2:
     Supplementally advise us as to the quorum requirement for your annual meeting in light of section 3 of the September 15, 2006 Stipulation and Order of the Delaware Court of Chancery and revise the Q&A section “HOW MANY SHARES MUST BE PRESENT OR REPRESENTED AT THE ANNUAL MEETING IN ORDER TO CONDUCT BUSINESS?” on page 1 accordingly. We note that the quorum requirement outlined on page 5 of your proxy statement appears consistent with the September 15, 2006 Stipulation and Order of the Delaware Court of Chancery.
RESPONSE:
     The quorum requirement stated on page 5 of Amendment No. 1 to the Preliminary Proxy Statement represents the quorum requirement for the annual meeting in light of Section 3 of the September 15, 2006 Stipulation and Order of the Delaware Court of Chancery (the “Stipulation and Order”). We have revised the disclosure on page 1 of Amendment No. 1 to the Preliminary Proxy Statement accordingly in accordance with the Staff’s comment (see page 3 of Amendment No. 2 to the Preliminary Proxy Statement).
Q: How are Votes Counted?, page 2
COMMENT NO. 3:
     Revise the third paragraph to state that broker non-votes will have the effect of votes “against” with regard to the proposals included as Items 3, 4 and 5. We note the correct disclosure at the bottom of page 5.
RESPONSE:
     We have revised the paragraph on page 2 of Amendment No. 1 to the Preliminary Proxy Statement in accordance with the Staff’s comment (see page 3 of Amendment No. 2 to the Preliminary Proxy Statement).
Date, Time and Place, page 5
COMMENT NO. 4:
     Please disclose the meeting place.
RESPONSE:
     We have disclosed the meeting place in accordance with the Staff’s comment.
Solicitation of Proxies, page 11
COMMENT NO. 5:
     Revise here or where appropriate to provide all of the disclosure required pursuant to Item 4(b) of Schedule 14A, including the total amount estimated to be spent and the total expenditures to date.
RESPONSE:
     We have added the disclosures required pursuant to Item 4(b) on page 8 of Amendment No. 2 to the Preliminary Proxy Statement in accordance with the Staff’s comment.

Solicitation of Proxies, page 27
     We note that you may employ various methods to solicit proxies, including telephone and facsimile. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
RESPONSE:
     We hereby confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.
Other Matters, page 27
COMMENT NO. 7:
     We note your statement that approval of Esmark’s proposal to amend your Amended and Restated By-Laws to fix the number of directors constituting the entire Board at 11 would prevent you from increasing the size of our Board of Directors. Please revise to clarify that Esmark’s proposal does not prohibit the Board from amending the By-Laws to revise the number of directors after the 2006 Annual Meeting but rather states that no effect should be given to an increase in the size of the Board unilaterally adopted by the Board before the 2006 Annual Meeting.
RESPONSE:
     We have revised the disclosure on page 29 of Amendment No. 2 to the Preliminary Proxy Statement to clarify that the proposal of Esmark to amend Wheeling-Pittsburgh’s Amended and Restated By-Laws to fix the number of directors at 11 (Proposal No. 3 on the proxy card filed with Amendment No. 2 to the Preliminary Proxy Statement) would prevent the Board of Directors of Wheeling-Pittsburgh from increasing or decreasing the size of the Board of Directors after the annual meeting in the absence of the separate adoption of an additional amendment to the Amended and Restated By-Laws in accordance with Delaware law. While, if approved at the annual meeting, Esmark’s proposal to repeal any provision of, or amendments to, Wheeling-Pittsburgh’s Amended and Restated By-Laws unilaterally adopted by the Board of Directors after August 8, 2003 and before any of Esmark’s nominees joins the Board of Directors, if elected (Proposal No. 5 on the proxy card filed with Amendment No. 2 to the Preliminary Proxy Statement), would result in no effect being given to any increase in the size of the Board of Directors unilaterally adopted by the Board of Directors prior to the annual meeting, approval of Proposal No. 3 would prevent any change in the size of the Board of Directors after the annual meeting, regardless of the results of the voting on Proposal No. 5, unless Proposal No. 3 subsequently was repealed or amended in accordance with Delaware law.

     Form of Proxy
COMMENT NO. 8:
     Supplementally advise us as to your ability to adjourn the meeting in light of section 1 of the September 15, 2006 Stipulation and Order of the Delaware Court of Chancery. If after responding you continue to plan to use discretionary authority to adjourn the meeting to solicit additional proxies, please note that adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to vote the proxies in this way, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussion the reasons for this proposal and your voting recommendation with respect to this proposal
RESPONSE:
     Section 1 of the Stipulation and Order prohibits any adjournment, continuance or postponement of the annual meeting prior to the election of directors. While we do not believe that this provision prohibits any adjournment, continuance or postponement of the annual meeting subsequent to the election of directors, Wheeling-Pittsburgh does not intend to adjourn, continue or postpone the annual meeting subsequent to the election of directors in order to solicit additional proxies, given Section 211 of the Delaware General Corporation Law and the fact that the required vote to approve Esmark’s proposals would require the affirmative vote of a sufficient number of shares of Wheeling-Pittsburgh common stock to constitute a quorum at the annual meeting. Accordingly, we have removed language on the proxy card relating to discretionary authority to vote on an adjournment or postponement of the annual meeting in order to solicit additional proxies.

4